EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Amendment No. 1 to Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: April 2, 2014

ORINGTON HOLDINGS LIMITED

By:	/s/ Maurice Albert Perera
Name:	Maurice Albert Perera
Title:	Alternate Director

FINSBURY HOLDINGS LIMITED

By:	/s/ William Cid de La Paz
Name:	William Cid de La Paz
Title:	Director of Finsbury Corporate Services Ltd, director of Finsbury Holdings Ltd